Exhibit 3(i)


                           KENAN TRANSPORT COMPANY
                        Board of Directors Resolution
                        Concerning Amendment to Bylaws
                              October 21, 1996


      RESOLVED, that the Amended and Restated Bylaws of the Corporation, as previously amended (hereafter, the "Bylaws"), be and hereby are amended by the deletion of the first sentence of Section 2 of Article IV of the Bylaws, and the substitution of a new first sentence therefor, as follows:

      2. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the Vice Chairman, the President or any two directors.


      FURTHER RESOLVED, that the Bylaws be and hereby are amended further by the deletion of Section 5 of Article V of the Bylaws, and the substitution of a new Section 5 therefor, as follows:

      5. Chairman. The Chairman shall preside at all meetings of the Board of Directors and of the shareholders, and shall perform such other duties as may be directed by the Board.


      FURTHER RESOLVED, that the Bylaws be and hereby are amended further by the deletion of Section 5A of Article V of the Bylaws, and the substitution of a new Section 5A therefor, as follows:

      5A. Vice Chairman. In the event of the absence of the Chairman, the Vice Chairman shall preside at all meetings of the Board of Directors and of the shareholders, and shall perform such other duties as may be directed by the Board.


      FURTHER RESOLVED, that the Bylaws be and hereby are amended further by the deletion of the first sentence of Section 6 of article V of the Bylaws, and the substitution of a new first sentence therefor, as follows:

      6. President. The President shall, unless otherwise determined by the Board of Directors, be the Chief Executive Officer of the corporation and shall have general responsibility for the business and affairs of the corporation, subject to the supervision and control of the Board of Directors.